SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rainmaker Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750875304

(CUSIP Number)

Michael Silton Rainmaker Systems, Inc. 900 East Hamilton Ave., Suite 400 Campbell, CA 95008 Telephone: (408) 626-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750875304

1.	NAMES OF REPORTING PERSON Michael Silton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,451,087
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,451,087
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,087(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Comprised of (a) 2,392,947 shares held directly by the Reporting Person and (b) 58,140 shares held in a trust for which the Reporting Person is the sole trustee.
(2)	The Reporting Person’s beneficial ownership percentage is based on an aggregate of 23,255,041 shares of the Issuer’s common stock outstanding as of March 31, 2011, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (File No. 333-171946) on June 23, 2011, plus 3,669,709 shares issued by the Issuer to certain persons pursuant to those certain Subscription Agreements, dated June 22, 2011, by and between the Issuer and the investors party thereto, as reported in the Prospectus Supplement, as supplemented by the Issuer’s Free Writing Prospectus filed pursuant to Rule 433 on June 24, 2011.

CUSIP No.: 750875304

ITEM 1.	Security and Issuer.

This Schedule 13D is filed with respect to the common stock, $0.0001 par value, of Rainmaker Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 900 East Hamilton Ave., Suite 400, Campbell, CA 95008.

ITEM 2.	Identity and Background.

a.	This Schedule 13D is filed by Michael Silton (the “Reporting Person”).

b.	The Reporting Person has the following business address:

c/o Rainmaker Systems, Inc.

900 East Hamilton Ave., Suite 400

Campbell, CA 95008

c.	The Reporting Person is the chief executive officer and president of the Issuer and a member of the Issuer’s board of directors.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e.	The Reporting Person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to those certain subscription agreements, dated June 22, 2011, by and between the Issuer and the investors party thereto (the “Subscription Agreements”), a form of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference, the Issuer agreed to sell 3,669,709 shares of its common stock together with warrants to purchase up to 1,467,887 additional shares of its common stock (the “Offering”). The source of the funds for the Reporting Person’s acquisition of securities in the Offering was personal funds. The Reporting Person did not acquire beneficial ownership of any shares in the Offering with borrowed funds.

ITEM 4.	Purpose of Transaction.

The Reporting Person has acquired the shares of the Issuer’s common stock for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The Reporting Person remains a passive investor and would be permitted to file a Schedule 13G but for his previous acquisition of beneficial ownership of more than 2% of the shares of the Issuer’s common stock during a 12-month period. (See Item 5.c below.)

The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j)

CUSIP No.: 750875304

of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s common stock or dispose of all of the shares of the Issuer’s common stock beneficially owned by him, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.	Interest in Securities of the Issuer.

a.	Upon consummation of the Offering, the Reporting Person may be deemed to have beneficial ownership of an aggregate of 2,451,087 shares of the Issuer’s common stock, comprised of (a) 2,392,947 shares held directly by the Reporting Person and (b) 58,140 shares held in a trust for which the Reporting Person is the sole trustee. The Reporting Person’s beneficial ownership of 9.1% of shares of the Issuer’s common stock is based on an aggregate of 23,255,041 shares of the Issuer’s common stock outstanding as of March 31, 2011, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (File No. 333-171946) on June 23, 2011, plus 3,669,709 shares issued by the Issuer to certain persons pursuant to those certain Subscription Agreements, dated June 22, 2011, by and between the Issuer and the investors party thereto, as reported in the Prospectus Supplement, as supplemented by the Issuer’s Free Writing Prospectus filed pursuant to Rule 433 on June 24, 2011.

b.	The Reporting Person may be deemed to exercise sole power to vote and dispose of all the shares of the Issuer’s common stock beneficially owned by the Reporting Person.

c.	Except for the Offering, the Reporting Person has not effected any transaction in the Issuer’s securities during the past 60 days. Prior to the Offering, the Reporting Person may be deemed to have beneficially owned 2,392,947 shares of the Issuer’s common stock.

The Reporting Person filed an Amendment No. 1 to Statement on Schedule 13G/A with the Securities and Exchange Commission (the “SEC”) on February 2, 2002 (the “First Amendment”) which amended and supplemented the initial Schedule 13G filed by the Reporting Person with the SEC on February 16, 2000. As of the filing of the First Amendment, the Reporting Person was the beneficial owner of 1,147,262 shares of the Issuer’s common stock, which represented approximately 15% of the shares of the Issuer’s common stock (as adjusted to reflect the 1-for-5 reverse stock split effected on December 15, 2005) outstanding as of December 31, 2001. Below is a chart reflecting the Reporting Person’s annual beneficial ownership of shares of the Issuer’s common stock since the filing of the First Amendment. The Reporting Person may be deemed to have exercised sole voting and dispositive power over all of the shares listed in the chart.

Year	Amount of Shares Beneficially Owned	Percent of Class
2002	1,175,261	15.2	%(1)
2003	1,207,762	15.4	%(2)
2004	1,238,176	13.9	%(3)
2005	1,257,176	13.0	%(4)
2006	1,440,009	10.6	%(5)
2007	1,550,009	10.0	%(6)
2008	1,453,790	7.1	%(7)
2009	2,102,346	9.5	%(8)
2010	2,156,139	9.5	%(9)

CUSIP No.: 750875304

(1) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 7,731,389 shares of the Issuer’s common stock outstanding as of February 28, 2002, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 14, 2002, and 25,000 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2002, as adjusted to reflect the 1-for-5 reverse stock split effected on December 15, 2005.

(2) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 7,766,719 shares of the Issuer’s common stock outstanding as of February 28, 2003, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 16, 2003, and 57,500 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2003, as adjusted to reflect the 1-for-5 reverse stock split effected on December 15, 2005.

(3) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 8,812,091 shares of the Issuer’s common stock outstanding as of February 27, 2004, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on March 23, 2004, and 87,500 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 27, 2004, as adjusted to reflect the 1-for-5 reverse stock split effected on December 15, 2005.

(4) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 9,552,852 shares of the Issuer’s common stock outstanding as of February 28, 2005, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 18, 2005, and 112,520 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2005, as adjusted to reflect the 1-for-5 reverse stock split effected on December 15, 2005.

(5) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 13,332,772 shares of the Issuer’s common stock outstanding as of February 28, 2006, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 21, 2006, and 282,000 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2006.

(6) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 15,175,812 shares of the Issuer’s common stock outstanding as of February 28, 2007, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 12, 2007, and 282,000 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2007.

(7) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 20,348,338 shares of the Issuer’s common stock outstanding as of February 29, 2008, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 15, 2008, and 261,999 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 29, 2008.

(8) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 21,866,885 shares of the Issuer’s common stock outstanding as of February 28, 2009, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 13, 2009, and 261,999 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2009.

CUSIP No.: 750875304

(9) The Reporting Person’s beneficial ownership percentage is based on an aggregate of 22,489,644 shares of the Issuer’s common stock outstanding as of February 28, 2010, as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 9, 2010, and 101,999 shares of the Issuer’s common stock which could have been acquired by the Reporting Person pursuant to stock options and warrants to purchase common stock that were exercisable within 60 days of February 28, 2010.

d.	Not applicable.

e.	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person serves as the chief executive officer and president of the Issuer. The Reporting Person entered into an employment agreement, dated January 1, 2001, as amended, with the Issuer (the “Employment Agreement”), which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

The Reporting Person has previously been granted stock options and restricted stock and may be granted additional stock options and restricted stock at a future date pursuant to the Issuer’s 2003 Stock Incentive Plan (the “2003 Plan”), which provides for the issuance of incentive stock options or nonqualified stock options to employees and issuance of shares of common stock for purchase or as a bonus for services rendered (restricted stock awards). Options granted under the 2003 Plan are priced at not less than 100% of the fair value of the common stock on the date of grant and have a maximum term of ten years from the date of grant. Options granted to employees become exercisable and vest in one or more installments over varying periods ranging up to five years as specified by the board of directors. Restricted stock awards granted to employees typically vest over a one to four year period from the date of grant.

The foregoing description of the terms of the 2003 Plan is qualified in its entirety by reference to the copy of the 2003 Plan, which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Pursuant to the Offering, the Reporting Person entered into a Lock-up Agreement, dated June 22, 2011, with the Issuer. Under the Lock-up Agreement, the shares of the Issuer’s common stock held by the Reporting Person may not be sold, directly or indirectly, on or before the date 90 days after the closing of the Offering, subject to certain exceptions.

The foregoing description of the terms of the Lock-up Agreement is qualified in its entirety by reference to the copy of the Lock-up Agreement, which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Pursuant to the Offering, the Reporting Person was issued a Warrant by the Issuer on June 27, 2011, entitling him to purchase, subject to the provisions of the Warrant, from the Issuer, at any time after December 27, 2011, but not later than June 24, 2016, 23,256 shares of the Issuer’s common stock at an exercise price per share equal to $1.40, subject to adjustment from time to time.

The foregoing description of the terms of the Warrant is qualified in its entirety by reference to the copy of the Warrant, which is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

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ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Form of Subscription Agreement, dated June 22, 2011, by and among Rainmaker Systems, Inc. (the “Issuer”), and those certain investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated June 22, 2011, as filed with the SEC on June 23, 2011).

Exhibit 2	Employment Agreement, dated January 1, 2001, by and between the Issuer and Michael Silton (the “Reporting Person”) (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by the Issuer on March 29, 2002), as amended by Amendment of Employment Agreement, dated February 24, 2005, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 25, 2005); Amendment to Executive Employment Agreement, dated as of February 1, 2007, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on February 5, 2007); and Amendment of Employment Agreement, dated as of November 19, 2007, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on November 21, 2007).

Exhibit 3	2003 Stock Incentive Plan, as amended and restated effective May 15, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on May 21, 2008).

Exhibit 4	Lock-up Agreement, dated June 22, 2011, by and between the Issuer and the Reporting Person.

Exhibit 5	Warrant No. 2011 W-49, dated June 27, 2011, issued by the Issuer to the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2011
Date

/s/ Michael Silton
Michael Silton

Signature Page to Schedule 13D